NEWS RELEASE

Stratasys Announces Appointment of Lilach Payorski as CFO

Company appoints Lilach Payorski, current Stratasys SVP Corporate Finance, as successor to Erez Simha, CFO & COO, who is stepping down as of year-end

Minneapolis & Rehovot, Israel, December 27, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, today announced the appointment of Lilach Payorski, currently Stratasys’ Senior Vice President of Corporate Finance, to Chief Financial Officer, effective January 1, 2017, succeeding Erez Simha in this role. Following five years of service, Mr. Simha, CFO & COO of Stratasys, has recently informed the Company of his desire to step down as of year-end. Mr. Simha will remain with the Company to provide operational and financial support to Management as required.

Payorski joined Stratasys in December 2012. Bringing over 20 years of finance experience, Payorski has served in various finance leadership roles over the past 10 years, in positions at PMC Sierra, CheckPoint Software Technologies and Wind River Systems. Earlier in her career, she served as a CPA with Ernst & Young LLP both in Israel and later in Palo Alto, CA. Payorski holds a B.A. in Accounting and Economics from Tel Aviv University.

“I am very pleased that we have a strong internal successor in Lilach Payorski” said Ilan Levin, Chief Executive Officer of Stratasys. “As SVP of Corporate Finance, she has proven to be a key leader within Stratasys and has the full confidence of me and the board of directors in assuming the role of CFO. I am confident in the finance organization’s ability to smoothly manage through this leadership transition.”

“During his five year tenure, Erez has made very significant contributions to the company, first in his role as chief financial officer and then broadening his role to include operations as well,” added Levin. “During that time, he has built a strong infrastructure in both finance and operations, and helped the company evolve its capital structure and capital allocation approach to support our objectives. I thank him for his years of service to the company.”

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com